[France Growth Fund, Inc., Form N-SAR for period ending 12/31/02]

SUB-ITEM 77D: POLICIES WITH RESPECT TO SECURITY
INVESTMENT

In order to comply with Rule 35d-1 under the Investment Company Act of 1940, the Board of Director of the Fund approved on September 17, 2002, an additional investment policy that requires, under normal circumstances, at least 80% of the Fund's net assets will be invested in French equity securities, at least 65% of which will be listed on one or more of the French Stock Exchanges, including those listed in the over-the-counter market of the French Stock
Exchanges. This policy is not fundamental and may be changed by the Board without shareholder approval upon the giving of notice to the shareholders as provided by Rule 35d-1 under the Investment
Company Act of 1940.










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